Exhibit 99.19 Alcoa Inc. and Aluminum Corporation of China ("Chinalco") to Explore Strategic Ventures

BEIJING & NEW YORK—February 12, 2009 -- Chinalco and Alcoa jointly announced today that the two companies intend to explore opportunities to expand their commercial relationship by identifying strategic ventures that will benefit from the companies’ complementary strengths in bauxite, alumina, aluminum and fabricated products.

"Alcoa is a respected leader in our industry and a valuable friend. We intend to grow our friendship and find ways to complement each other’s business on a global basis," said Mr. Xiao Yaqing, President of Chinalco. "Alcoa is the founder of the modern aluminum industry, and Chinalco is one of the fastest-growing companies in the industry. As partners we will have many opportunities to prosper and revitalize the market."

Klaus Kleinfeld, CEO and President of Alcoa, highlighted some of those opportunities for a strategic relationship: "As governments stimulate their economies during the downturn, particularly infrastructure stimulus programs in China and the United States, the demand for high quality, high performing aluminum technologies will grow dramatically. And when the global economy recovers, the pent-up consumer and industrial demand will create a broad array of opportunities in both developed and developing regions for Chinalco and Alcoa."

Stressing the advantages of aluminum to address the current megatrends of population growth, urbanization and climate change, Kleinfeld said: "Because aluminum is a very strong, but lightweight, material that is fully recyclable it is increasingly vital in the construction industry's shift towards "green buildings" in the modern urban environment and it satisfies the quest by the transportation industry for lightweight, fuel efficient vehicles. We estimate global aluminum demand will increase 6% CAGR over the next decade, with the highest growth in Asia."

Mr. Xiao highlighted his confidence that an expanded commercial relationship between Alcoa and Chinalco will have significant benefits for the two companies. "The cooperation between Chinalco and Alcoa began in 2001 when Chinalco completed the initial public offering of one of its subsidiaries, Chalco, in Hong Kong and New York. We strengthened our relationship in 2008 with the formation of Shining Prospect Pte. Ltd. We have appreciated Alcoa’s valuable support and cooperation to date, and we continue to do so. We look forward to exploring opportunities for future cooperation in respect of business ventures where both Alcoa and Chinalco can combine their respective strengths and expertise. Looking to the future we see many such opportunities to build on, and deepen, that strong base of collaboration and cooperation."

In connection with these matters, Alcoa and Chinalco have also entered into an agreement by which Chinalco will redeem the convertible note issued by Shining Prospect Pte. Ltd., a wholly-owned subsidiary of Chinalco, to Alcoa last year for the funding of Shining Prospect’s purchase of ordinary shares in the London-listed Rio Tinto plc. The original principal amount of the note would have been payable on February 1,

2011. Under the terms of the agreement entered into today, the note will be redeemed by Chinalco for a total of US$1.021 billion payable to Alcoa in three installments (over a period ending on July 31, 2009), and Alcoa’s lien on and indirect interest in Rio Tinto shares held by Shining Prospect will end. The total redemption amount represents the discounted net present value of the principal amount of the note (and the total redemption amount will be further discounted if any installment payment is made earlier than contemplated by the agreement). The agreement also provides that Alcoa's pro rata portion of the dividends paid by Rio Tinto to date since the issuance of the note as and when recovered by Shining Prospect will be paid to Alcoa.

About Alcoa

Alcoa is the world leader in the production and management of primary aluminum, fabricated aluminum and alumina combined, through its active and growing participation in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa's businesses to customers.

In addition to aluminum products and components including flat-rolled products, hard alloy extrusions, and forgings, Alcoa also markets Alcoa® wheels, fastening systems, precision and investment castings, and building systems. The Company has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland and has been a member of the Dow Jones Sustainability Index for seven consecutive years. More information can be found at www.alcoa.com

About Chinalco

Aluminum Corporation of China (CHINALCO), a State-owned enterprise, is one of China’s largest diversified metals and mining companies. It conducts the exploration, mining and processing of mineral resources and provides engineering and technical services to the mining industry. Headquartered in Beijing, China, Chinalco and its subsidiaries have operations across 22 provinces in China and 15 overseas offices across 10 countries. Between 2001 and 2007, Chinalco’s assets increased by a factor of approximately 4.7, representing a compound annual growth rate of approximately 29%. By the end of 2007, Chinalco was the world's second largest alumina producer and the third largest primary aluminum producer. In 2008, Chinalco became a Fortune Global 500 company.

Alcoa Contacts: (Media) Kevin G. Lowery +724-422-7844 (Investors) Elizabeth Besen +212-836-2674